Exhibit 23.3

Consent of Independent Valuation Advisor

We hereby consent to the reference to our name (including under the heading “Experts”) and the description of our role under the headings “Net Asset Value Calculation and Valuation Guidelines—Our Independent Valuation Advisor” and “Net Asset Value Calculation and Valuation Guidelines—Valuation of Investments” in the Registration Statement on Form S-11 of Blackstone Real Estate Income Trust, Inc., to be filed on the date hereof, and in the prospectus to be included therein. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

/s/ Altus Group U.S. Inc.

Altus Group U.S. Inc.

New York, New York

October 8, 2021